599 Lexington Avenue New York, NY 10022-6030 212.536.3900 Fax 212.536.3901 www.klng.com

Uche D. Ndumele 212.536.4802 Fax: 212.536.3901 undumele@klng.com

May 31, 2006

Via Edgar Transmission and FedEx

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:	Finity Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A filed April 20, 2006
File No. 0-30556

Dear Ms. Jacobs:

On behalf of Finity Holdings, Inc. (“Finity” or the “Company”), we hereby submit Finity’s response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 8, 2006 regarding the above-referenced Preliminary Proxy Statement on Schedule 14A. For the convenience of the Staff, we have included each of the Staff’s comments below followed by the Company’s corresponding response.

Preliminary Proxy Statement on Schedule 14A

1.
It appears that the reverse stock split and increased share authorization for which you are seeking stockholder approval is required in order to consummate your acquisition of Flagship. Pursuant to Note A of Schedule 14A, your solicitation to approve the reverse stock split and increased share authorization is also a solicitation with respect to the Flagship transaction. Accordingly, Instruction 2(b) of Item 14 of Schedule 14A appears inapplicable and disclosure pursuant to Items 14(b)(8) to (11) and 14(c)(2) is required. Please provide such disclosure or otherwise advise us why such disclosure is not required.

Response

The Company has determined that the pro forma financial information, pursuant to Items 14(b)(8) to (11), are immaterial to the transactions as discussed in the proxy statement. Finity is a shell company, which has no significant business operations, thus, pro forma financial information would not disclose additional information that would be relevant or material to the transactions at hand.

Ms. Barbara C. Jacobs
Division of Corporation Finance
May 31, 2006

The Company has provided the disclosure required by Item 14(c)(2) of Schedule 14A. Please note that because the Company is a small business issuer, provisions in such Item 14(c)(2) and other Items that refer to Regulation S-K, that do not have a comparable provision in Regulation S-B, were not applicable and thus not included in the revised proxy statement.

2.
Please provide disclosure pursuant to Item 14(c)(1) of Schedule 14A and Part B of Form S-4 with respect to the company or otherwise advise us why such disclosure is not required. In that regard, we note that you have provided the balance sheets and financial information of the companies as exhibits to the Schedule 14A. Please include this information as part of the proxy statement rather than as exhibits.

Response

To the extent such information is applicable to the acquired company, such disclosure has been provided in the proxy statement. The balance sheets and the financial information of both entities have also been included as part of the proxy statement rather than as exhibits.

3.
Please clarify, if true, that the 55,587,755 shares to be issued in the share exchange are post-reverse stock split. Please disclose the percentage of shares owned by minority stockholders prior to the share exchange and the percentage to be owned by these persons after the reverse stock split and share exchange.

Response

We have made the requested clarification. Please see page 14 of the Company’s proxy statement.

4.
We note Flagship's prospective acquisition of PEMMS. In light of the significance of the Flagship transaction to you, please provide an analysis of the significance of the PEMMS acquisition to Flagship and explain how you have considered providing financial statements meeting the requirements of Rule 310(c) of Regulation S-B for the PEMMS acquisition.

Response

In February 2006, Flagship entered into a letter of intent to acquire the assets of PEMMS, an early-stage technology company focusing on the personal health market. The transaction will provide Flagship with several strategic benefits, primarily the acquisition of the PEMMS “MedVault” software, a secure web-based repository wherein an individual can store his/her own medical records to be later retrieved at a moments notice. It has been determined that the value of the assets being acquired in this transaction are immaterial to Flagship’s financial position. In addition, on a combined basis, the operations of PEMMS during 2005 would be immaterial to Flagship. The basis for this determination is found in Rule 3-05(b) of Regulation S-X. The transaction with PEMMS is not deemed to be material because the assets to be acquired from PEMMS in relation to the shares they will receive in the Company, will not meet the required 20% threshold of Rule 3-05(b) of Regulation S-X, whereby financial statements of PEMMS would be applicable. Based on this determination, the Company did not include the financial statements of PEMMS.

Ms. Barbara C. Jacobs
Division of Corporation Finance
May 31, 2006

5.
The letter of intent with respect to the PEMMS acquisition indicates consideration of 300,000 shares of Flagship common stock. Please elaborate on the planned or expected timing for your acquisition of Flagship and Flagship's acquisition of PEMMS. Please further discuss how the consideration for the PEMMS acquisition will be affected by your acquisition of Flagship and clarify in your disclosure throughout, if necessary, whether any of your shares will be issued in connection with the PEMMS acquisition.

Response

The Company will complete the Share Exchange Agreement with Flagship promptly after the special meeting of the stockholders, assuming the stockholders vote in favor of the three proposals to be addressed at the special meeting. Flagship intends on closing the PEMMS acquisition promptly after the Share Exchange Agreement is consummated between the Company and Flagship. 300,000 shares of Finity will be issued in connection with the PEMMS acquisition.

6.
Please advise us concerning the exemption from the registration provisions of the Securities Act you are relying upon for the issuance of securities in the Flagship and PEMMS, if applicable, transactions. Provide us a detailed analysis of the factual basis for your belief that the exemption is available. Among other matters, tell us the number of stockholders receiving your shares in the transactions and whether such stockholders were accredited or sophisticated. Please also advise us the nature of the information delivered to such stockholders or otherwise advise why such information was not required.

Response

The Company is relying on Rule 506 of Regulation D as well as Section 4(2) under the Securities Act of 1933 (the “Act”), as amended, concerning the registration exemption with respect to the shares to be issued in connection with the Flagship transaction. The exchange of the securities in accordance with the Share Exchange satisfies the terms and conditions of Rules 501 and 502. The Company bases its determination on the fact that all 67 stockholders of Flagship have executed suitability letters signifying that each shareholder is an accredited investor, as such term is defined under Rule 501 of the Act. Prior to entering into the Share Exchange Agreement, the Flagship shareholders and PEMMS shareholders received the public information regarding Finity as well as the information contained in the Form 8-K, dated January 30, 2006, which described the Flagship transaction.

With respect to the PEMMS transaction, the Company is relying on Rule 903 of Regulation S as well as Section 4(2) under the Act, concerning the registration exemption for the 300,000 shares to be issued to PEMMS. PEMMS is a company located in the United Kingdom, and the issuance of the shares to PEMMS satisfies an offer or sale of securities outside the United States within the meaning of Rule 901.

Proposal 1, page 9

7.
For purposes of clarity and pursuant to Rules 14a-4(a)(3) and (b)(1) under the Exchange Act, please separate the reverse stock split, increased share authorization and name change for which you are presenting to stockholders for approval into three distinct proposals.

Response

We have made the requested clarification in the Company’s proxy statement to separate the reverse stock split, increased share authorization and name change into three distinct proposals.

Ms. Barbara C. Jacobs
Division of Corporation Finance
May 31, 2006

8.
As the reverse stock split and the increased share authorization proposals are necessary for the consummation of the Flagship transaction, please properly characterize in your disclosure the importance of these actions to the Flagship transaction. Your current disclosure suggests that the principal purposes of the reverse stock split and increased share authorization are to “increase the current price of the [shares]” and “increase the Company's flexibility to make acquisitions using its shares,” respectively. Further, you state on page 11 that “[t]he Share Authorization will not have any immediate effect on the of existing stockholders.” It would appear that the Flagship transaction would have an immediate effect on stockholders.

Response

We have qualified the disclosure in our proxy statement to properly characterize the importance of the proposals to the Flagship transaction. Please see pages 10-11 of the Company’s proxy statement.

9.
Please provide an illustrative chart indicating the impact of the reverse stock split as well as the number of shares to be issued in connection with the Flagship and PEMMS, if applicable, transactions on the number of shares currently outstanding.

Response

We have inserted a chart indicating the impact of the reverse stock split and the number of shares that will be issued in connection with the proposed acquisitions. The chart can be found on page 13 of the Company’s proxy statement.

10.
We note that approval of your proposals would result in the increased availability of authorized shares for your use. Other than with respect to the Flagship and PEMMS, if applicable, transactions, please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the, additional authorized shares.

Response

The Company does not have any current plans, proposals or arrangements to issue any of the newly available authorized shares for any purpose, including future acquisitions and/or financings.

11.
Please revise your disclosure to discuss how Flagship acquired 60.9 percent of your outstanding shares and explain how Flagship's significant stock holdings affected and will affect the negotiations and approval of the transaction. Please also explain how such shares will be affected in the transaction.

Response

We have revised our disclosure with respect to Flagship’s acquisition of 60.9% of the Company’s outstanding shares. We have also amended the disclosure to describe how Flagship’s share ownership will affect the approval of the transaction and also described how Flagship’s share ownership will be affected in the transaction. Please see page 14 of the Company’s proxy statement.

Ms. Barbara C. Jacobs
Division of Corporation Finance
May 31, 2006

12.
The disclosure in your Schedule 14f-1 filed February 3, 2006 and Item 9 of your Form 10-KSB for the year ended December 31, 2005 suggests that a change in management has occurred in connection with the Flagship transaction. Please reconcile this disclosure with your disclosure on page 13 of your proxy statement suggesting the change in management has yet to occur. If management has changed, please explain to us how such change was effected prior to the consummation of the transaction. Please further advise us whether your Schedule 14f-1 has been distributed to stockholders.

Response

We have revised our disclosure to reflect the change of control of the Company in the proxy statement as well as how such change in control was effected by the Company prior to the consummation of the transaction. Please see page 15 of the Company’s proxy statement for the revised disclosure. The 14F-1 Information Statement was mailed to the stockholders on February 10, 2006 and the change in control was not effectuated until the requisite time period had expired.

The Company hereby acknowledges the following:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person wider the federal securities laws of the United States.

Very truly yours,

/s/ Uche D. Ndumele

Uche D. Ndumele

cc:	Via Facsimile
Philip Barak
Finity Holdings, Inc.
Facsimile: (212) 340-9101